Exhibit 8.1

Principal Subsidiaries of the Registrant

Principal Subsidiaries	Place of Incorporation
Jet Sound Hong Kong Company Ltd.	Hong Kong
Zhejiang Kaixin Auto Co., Ltd. Beijing Branch	PRC
Zhejiang Kaixin Auto Co., Ltd. Shanghai Songjiang Branch	PRC
Zhejiang Kaixin Jingtao Auto Retail Co., Ltd.	PRC
Zhejiang Kaixin Auto Co., Ltd.	PRC
Zhejiang Wuxian Auto Technology Co., Ltd.	PRC
Zhejiang Kaixin Wisdom Auto Co., Ltd.	PRC